Securities and Exchange Commission
Washington, D.C., 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2001

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT
(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CASH OR DEFERRED ARRANGEMENT

DATE June 25, 2002	/S/ ELAINE R. KALIN

Elaine R. Kalin Vice President SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLANS COMMITTEE

SCIENCE APPLICATIONS
INTERNATIONAL
CORPORATION CASH OR
DEFERRED ARRANGEMENT

Financial Statements for the Years Ended
December 31, 2001 and 2000, Supplemental
Schedules as of and for the Year Ended December 31,
2001, and Independent Auditors’ Report

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	8

Schedule H, Line 4j — Schedule of Reportable Transactions	9

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Retirement Plans Committee and Participants of the
Science Applications International Corporation
Cash or Deferred Arrangement:

We have audited the accompanying statements of net assets available for benefits of the Science Applications International Corporation Cash or Deferred Arrangement (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 7, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

INVESTMENTS — At fair value:
SAIC Class A Common Stock	$804,139,000	$896,880,000
Vanguard funds	938,350,000	866,002,000
Participant loans	31,100,000	30,169,000

Total investments	1,773,589,000	1,793,051,000

RECEIVABLES:
Participant contributions	3,181,000	3,261,000
Company contributions	480,000	479,000

Total receivables	3,661,000	3,740,000

TOTAL ASSETS	1,777,250,000	1,796,791,000

LIABILITIES
Accrued plan expenses	35,000	26,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,777,215,000	$1,796,765,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

ADDITIONS	2001	2000

NET INVESTMENT INCOME:
Net (depreciation) appreciation in fair value of investments	$(46,324,000)	$300,836,000
Interest and dividends	27,940,000	69,513,000

Total investment (loss) income	(18,384,000)	370,349,000

Contributions:
Participant	122,172,000	134,393,000
Employer	22,719,000	21,233,000

Total contributions	144,891,000	155,626,000

Total additions	126,507,000	525,975,000

DEDUCTIONS
Distributions to participants	141,015,000	154,120,000
Plan expenses	172,000	89,000

Total deductions	141,187,000	154,209,000

NET (DECREASE) INCREASE BEFORE PLAN TRANSFERS	(14,680,000)	371,766,000
NET TRANSFERS TO OTHER PLANS	(4,870,000)	—
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,796,765,000	1,424,999,000

END OF YEAR	$1,777,215,000	$1,796,765,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1.	DESCRIPTION OF PLAN

General — The Science Applications International Corporation Cash or Deferred Arrangement (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan consists of a deferred fund which is the fund in which assets acquired by the Plan in its function as a qualified Cash or Deferred Arrangement are held and accounted for. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Science Applications International Corporation (“SAIC” or the “Company”) Retirement Plans Committee (the “Committee”) whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Eligibility — Generally, employees of SAIC and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment, except for employees in groups designated as ineligible.

Contributions — The Plan permits participants to elect to defer up to 18% of their eligible compensation for the Plan year and to have such deferred amount contributed directly by the Company to the Plan. The Company, at its discretion, may make a matching contribution equal to a specified percentage of the aggregate amounts deferred by participants. The match is only provided on eligible participant deferrals of up to 10% of compensation. In 2001 and 2000 the Company contributed 50% of the first $2,000 of a participant’s annual deferred compensation and 15% of such deferred compensation above $2,000. During 2001 the Company matching contribution was allocated according to the investment direction of the employees’ deferrals. In 2000, the Company matching contribution was allocated to the SAIC stock fund. In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants during 2001 and 2000.

The Company’s contribution to the Plan is to be paid in cash unless the Company’s Board of Directors determines to make the contribution in shares of SAIC Class A Common Stock (the “Common Stock”) or another form. Contributions to the Plan cannot be in excess of the maximum amount deductible for federal income tax purposes.

Employees hired prior to January 1, 1995 are immediately eligible for the Company matching contributions. Employees hired on or after January 1, 1995, who have elected to participate, are eligible for Company matching contributions if they have attained age 21 and have both 12 calendar months of employment and 850 hours of service.

Investment Funds — Participants may direct the investment of their contributions in any combination of 20 mutual funds. In addition, participants may also invest in the stock fund as described below:

The SAIC Stock Purchase Fund — This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund. At each quarterly trade, balances from the fund are transferred into the SAIC Stock Fund.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with SAIC, the Plan requires participants to transfer their balances in either of the SAIC Stock Funds to one or more of the Vanguard funds offered by the Plan. If no election is made, the SAIC Stock Fund investments will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Accounts - Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting — A participant’s interest in the employee deferral portion of the participant’s account is 100% vested at all times. A participant’s interest in Company contributions is 100% vested if the participant was hired prior to January 1, 1995. If the participant was hired on or after January 1, 1995, the participant’s interest in Company contributions vests at a rate of 25% per year in years three through six, becoming fully vested after six years of service, as defined. Participants are deemed fully vested upon reaching age 59 1/2, permanent disability or death. Forfeitures arising from participants withdrawing from the Plan prior to achieving 100% vesting are used to reduce the cost of the Company’s matching contribution. Plan forfeitures of $1,725,000 and $1,809,000 were used to reduce Company matching contributions in 2001 and 2000, respectively.

Participant Loans — Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Funds. The maximum loan term is generally five years. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants — Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 only if the Company determines that the participant is incurring financial hardship. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company.

Tax Status - The Company received its latest determination letter from the Internal Revenue Service dated October 3, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

Termination of the Plan — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan’s financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Investment Valuation — Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices. A general public market for the Company’s Common Stock does not exist; therefore, the fair value of the Common Stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm. Periodic determinations of fair value of the Common Stock are made by the Board of Directors, with the assistance of the independent appraisal firm. The Board of Directors reserves the right to alter the formula.

The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the current fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year. As of December 31, 2001 and 2000, the fair value of the Company’s Class A Common Stock was $32.27 and $30.87 per share and the Plan held approximately 24,919,000 and 29,053,000 shares, respectively.

It is the policy of the Committee to keep the SAIC Stock Funds invested primarily in Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are held in short-term investments. If reserves in the SAIC Stock Fund are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable — Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2001 and 2000, net assets available for Plan benefits included $9,152,000 and $39,872,000, respectively, for participants who have elected to withdraw from the Plan but have not yet been paid.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair value of the investments representing 5% or more of the Plan’s assets at December 31, 2001 and 2000 are separately identified below.

	2001	2000

Mutual funds:
Vanguard 500 Index Trust	$195,979,000	$213,846,000
Vanguard Windsor Fund	110,309,000	130,569,000
Vanguard U.S. Growth Fund	89,704,000	122,976,000
Vanguard Prime Money Market Fund	203,722,000	171,501,000
Other	338,636,000	227,110,000

Total mutual funds	938,350,000	866,002,000

SAIC Common Stock	804,139,000	896,880,000
Participant loans	31,100,000	30,169,000

Total investments	$1,773,589,000	$1,793,051,000

During the years ended December 31, 2001 and 2000, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated)/appreciated in value by ($46,324,000) and $300,836,000, respectively, as follows:

	2001	2000

Mutual funds	$(81,160,000)	$(91,504,000)
SAIC Common Stock	34,836,000	392,340,000

Net (depreciation)/appreciation in fair value	$(46,324,000)	$300,836,000

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	2001	2000

Investments, at fair value:
SAIC Class A Common Stock	$219,845,000	$267,218,000

	Year Ended
	December 31,

	2001	2000

Net appreciation of investments	$9,538,000	$113,622,000
Employer contributions	0	22,985,000
Distributions to participants	(5,163,000)	(7,503,000)
Transfers to other funds	(51,748,000)	(72,859,000)

	$(47,373,000)	$56,245,000

During 2001, the Company offered three diversification opportunities to all participants invested in the SAIC Non-Exchangeable Stock fund. A participant had the ability to divest up to 100% of their non-exchangeable balances into one or more of the Plan’s mutual fund options.

5.	NET TRANSFERS FROM OTHER PLANS

During 2001, the Company consolidated the operations of a wholly owned subsidiary administering a separate defined contribution plan. The Plan assets of the subsidiary plan were transferred to the Plan during the year. The Company also divested several entities during 2001 and the Plan assets associated with the active employees in the new organizations were transferred to the new plans.

* * * * *

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001

(a)	(b)	(c)	(d)	(e)
		Description of
		Investment Including
	Identity of Issue, Borrower, Lessor or	Maturity, Date, Rate
	Similar Party	of Interest, Collateral	Cost	Current Value

*	SAIC Class A Common Stock	Company Stock	$769,277,000	$804,139,000
*	Vanguard Total Bond Market Index Fund	Mutual Funds	47,825,000	47,849,000
*	Vanguard Short-Term Bond Index Fund	Mutual Funds	24,712,000	24,794,000
*	Vanguard 500 Index Fund	Mutual Funds	185,286,000	195,979,000
*	Vanguard Prime Money Market Fund	Mutual Funds	203,762,000	203,722,000
*	Vanguard Mid-Cap Index Fund	Mutual Funds	14,937,000	15,199,000
*	Vanguard Developed Markets Index Fund	Mutual Funds	736,000	641,000
*	Vanguard Windsor Fund	Mutual Funds	108,363,000	110,309,000
*	Vanguard International Growth Fund	Mutual Funds	45,390,000	37,644,000
*	Vanguard U.S. Growth Fund	Mutual Funds	148,189,000	89,704,000
	PIMCO Total Return Fund	Mutual Funds	9,917,000	9,828,000
*	Vanguard Small-Cap Index Fund	Mutual Funds	22,422,000	20,888,000
*	Vanguard LifeStrategy Conservative
	Growth Fund	Mutual Funds	46,761,000	46,354,000
*	Vanguard LifeStrategy Moderate
	Growth Fund	Mutual Funds	36,035,000	34,369,000
*	Vanguard LifeStrategy Growth Fund	Mutual Funds	42,423,000	39,325,000
	Dodge and Cox Stock Fund	Mutual Funds	37,728,000	38,154,000
	T. Rowe Price Mid-Cap Value Fund	Mutual Funds	7,161,000	7,275,000
	MAS Mid-Cap Growth Fund	Mutual Funds	5,612,000	4,695,000
	Long Leaf Partners Small-Cap Fund	Mutual Funds	7,455,000	6,908,000
	Provident Investment Counsel Small-Cap
	Growth Fund I	Mutual Funds	4,084,000	3,985,000
	Morgan Stanley Dean Witter Institutional
	Emerging Markets A	Mutual Funds	723,000	728,000
	Participant loans	Interest rates from 6% to
		10.5%; maturities from
		January 2001 through
		November 2005	31,100,000	31,100,000

	TOTAL INVESTMENTS		$1,799,898,000	$1,773,589,000

*	Indicates party-in-interest to the Plan.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2001

(a)	(b)	(d)	(g)	(h)	(I)
Current Value
	Description of Asset (include			of Asset on	Net
Identity of	interest rate and maturity in		Cost of	Transaction	Gain
Party Involved	the case of a loan)	Selling Price	Asset	Date	(Loss)

The Vanguard Group	SAIC Class A Common Stock	$104,510,000	$32,628,000	$104,510,000	$71,882,000

NOTE: The transaction included in this schedule meets the definition of a reportable transaction under Section 103 of the Employee Retirement Income Security Act of 1974 and consists of a series transaction during the year involving investment assets of an amount in excess of 5% of the fair value of Plan assets as of the beginning of the Plan Year.